082-34926

RECEIVED

2007 SEP 17 A 9:

ANTISOMA

Antisoma Research Limited
West Africa House
Hanger Lane
Ealing
London W5 3Q
UK

Tel: +44 (0)20 8
Fax: +44 (0) 20
e-mail: enquirie
www.antisoma.com

07026607

SUPPL

With compliments

PROCESSED

SEP 21 2007

THOMSON
FINANCIAL

Positive survival data from ASA404 trial presented at World Conference on Lung Cancer

Seoul, South Korea, and London, UK: 5 September 2007 - Cancer drug developer Antisoma plc (LSE: ASM, US OTC: ATSMY) announces that positive survival data from a recently completed trial of ASA404 are presented today at the World Conference on Lung Cancer in Seoul, South Korea.

This single-arm phase II trial evaluated an 1800 mg/m^2 dose of ASA404 in combination with carboplatin and paclitaxel chemotherapy in patients with non-small cell lung cancer. Key findings were as follows:

- Median survival was 14.9 months
- Median time to tumour progression was 5.5 months
- Tumour response rate was 37.9%
- Addition of ASA404 to chemotherapy was well tolerated
- Safety findings were similar in patients with squamous and non-squamous lung cancer

These data support the findings from an earlier, randomised phase II trial in which the addition of ASA404 to chemotherapy produced one of the largest increases in median survival ever reported in advanced lung cancer. In that trial, patients who received a 1200 mg/m^2 dose of ASA404 combined with chemotherapy had a median survival of 14.0 months whereas patients who received chemotherapy alone had a median survival of 8.8 months.

In the earlier trial, tumour response rates were 31.2% with 1200 mg/m^2 ASA404 plus chemotherapy and 22.2% with chemotherapy alone. Time to tumour progression was 5.4 months with ASA404 and 4.4 months with chemotherapy alone.

Dr Mark McKeage of the University of Auckland, New Zealand, an investigator in both ASA404 lung cancer trials and the presenter of the new data in Korea, said: "This is a second set of positive data on ASA404 in lung cancer. It's particularly encouraging to see more evidence that patients receiving ASA404 on top of chemotherapy may live longer than we would expect with chemotherapy alone."

Glyn Edwards, Antisoma's Chief Executive Officer, said: "These data add considerably to the strength of the evidence supporting ASA404 in its lead indication and give us extra confidence as the drug proceeds into phase III testing."

Antisoma's partner, Novartis, plans to start enrollment of patients into a phase III trial in non-small cell lung cancer in early 2008.

The poster presentation containing the ASA404 data presented at the World Conference on Lung Cancer is available on Antisoma's website at www.antisoma.com.

Dew 9/18

Enquiries:

Glyn Edwards, CEO
Daniel Elger, Director of Communications +44 (0) 7909 915068
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich
Buchanan Communications +44 (0)20 7466 5000

Brian Korb/Seth Lewis
The Trout Group +1 646 378 2900

Antisoma disclaimer

Certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Details of the ASA404 1800 mg/m^2 lung cancer study

This trial was conducted as an open-label extension to the first, randomised study of ASA404 in lung cancer. The aim was to evaluate the activity and safety of a higher dose of ASA404 than that used in other phase II studies. As in the earlier randomised study, patients received first-line chemotherapy treatment for stage IIIb or IV non-small cell lung cancer. All patients received 1800 mg/m^2 ASA404 in combination with carboplatin and paclitaxel. Thirty-one patients were treated at hospitals in Germany, Australia and New Zealand.

Efficacy evaluations in the trial included median survival, median time to tumour progression and tumour response rate. Details of these parameters are as follows:

- survival was defined as the time from the start of treatment until death from any cause
- time to tumour progression was defined as the time from the start of treatment until the first recording of progressive disease according to RECIST (Response Evaluation Criteria In Solid Tumours); the values quoted in this release are based on investigator assessment (as was the case with the final data reported from the randomised phase II trial of ASA404 in lung cancer);
- tumour response rate was assessed using RECIST. Possible outcomes include complete response (disappearance of all tumours), partial response (more than 30% but less than 100% reduction in the sum of the longest diameters of 'target' tumour lesions), stable disease (between a 30% reduction and a 20% increase in the sum of lesion; measurements) and progressive disease (greater than 20% increase in the sum of lesion sizes or appearance of new lesions); response rates quoted in this release were derived from an independent reader's assessment of patient scans.

Background on ASA404
ASA404 (DMXAA, also formerly known as AS1404) is a small-molecule vascular disrupting agent which targets the blood vessels that nourish tumours. The drug was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. It was in-licensed by Antisoma from Cancer Research Ventures Limited (now Cancer Research Technology), the development and commercialisation company of the Cancer Research Campaign (now Cancer Research UK), in August 2001. CRUK had supported two phase I studies in the UK and New Zealand. Worldwide rights to the drug were licensed to Novartis AG in April 2007.

Background on lung cancer
According to the World Health Organisation, there are more than 1.2 million cases worldwide of lung and bronchial cancer each year, causing a similar number of deaths. The American Cancer Society (ACS) estimates that around 213,000 people will be diagnosed with lung cancer in the United States during 2007. The US National Cancer Institute reports that lung cancer is the single largest cause of deaths from cancer in the US, responsible for nearly 30% of all cancer deaths. Non-small cell lung cancer is the most common form of the disease and accounts for more than 80% of all lung cancers.

Background on Antisoma
Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.com for further information.

END